Reply Attention of: Stewart L. Muglich Our File No.: 6726 003 Direct Line: (604) 692-3023 Email: smuglich@sangramoller.com

February 10, 2006

VIA EDGAR AND COURIER

SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention: Karl Hiller, Branch Chief

Dear Sirs/Mesdames:

RE:	Berkley Resources Inc. (the "Company") Form 20-F for the year ended December 31, 2004, Filed July 1, 2005 (the "Form 20-F"), File No. 000-18939

We act as counsel for the Company and write in connection with the comment letter dated December 15, 2005 (the "Comment Letter") from the Securities and Exchange Commission (the "SEC") commenting on the Form 20-F. On behalf to the Company, we provide the following responses to your comments. For your ease of reference, we have set out below, in italics, the comments contained in the Comment Letter, with the Company's responses following each comment.

Liquidity and Capital Resources, Page 17

1.
We note that although you disclose you have a working capital deficiency at December 31, 2004 of $1,039,862, you believe cash flow will be sufficient to cover operating needs for the next fiscal year. However, from your Statements of Cash Flows it appears the only period in which you had cash inflow from operations was 2004. Given the earlier history of cash outflow from operations, it would be helpful to expand your disclosure to include the reasons you believe the more recent financial information is more indicative of future performance. Also address how you plan to cover the working capital deficit, including the specific facts and circumstances known by management that are necessary to provide the reader an understanding of your liquidity and capital resources.

The following disclosure supplements the prior disclosure and is included in the Form 20-F/A which has been filed concurrently with this letter:

"The Company believes that the most recent financial information is more indicative of future performance because oil and gas revenues are expected to increase over the 2004 figures. This is due to oil and gas prices remaining steady at a high level and the Company having producing wells on the Senex, John Lake, Leduc, Dollard and Carbon properties. Further drilling programs are planned during the last half of 2005 and first half of 2006 on the Senex property and on the prospective Sturgeon Lake and Crossfield properties.

The Company addressed its 2004 working capital deficiency of $1,039,862 by first arranging loan financing of $1,000,000 through IMOR Corp. in the first quarter of 2005 and subsequently increasing this loan to $1,500,000 in the third quarter of 2005. In addition to this loan, the Company sold its Halkirk property in the second quarter of 2005 for $112,500. During 2005 there has been approximately $200,000, $150,000, $100,000 and $80,000 net cash brought into the Company from the Dollard, John Lake, Carbon and Leduc properties and this is expected to continue into 2006. The Brazeau property was expected to generate approximately $1,000,000 in net revenues but production was delayed due to adverse water conditions. The Senex project is expected to provide a monthly in-flow of cash during 2006. During the fourth quarter of 2005, the Company completed a private placement of $3.8 million to provide funds for working capital and exploration in 2006."

Controls and Procedures, Page 28

2.
We note your disclosure stating that your “…chief executive officer along with the Company’s principal financial officer concluded that the Company’s disclosure controls and procedures…are effective in timely alerting them to material information relating to the Company required to be included in this Form 20-F.” Please understand that the term disclosure controls and procedures, as defined in Exchange Act Rule 13a-15(e), is somewhat more comprehensive, entailing the following:

“controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rule and forms.”

Please revise your disclosure to clarify whether your conclusion about the effectiveness of your disclosure controls and procedures considered all aspects of the definition above.

The following disclosure replaces the prior disclosure and is included in the Form 20-F/A which has been filed concurrently with this letter:

"The Company carried out an evaluation under the supervision, and with the participation, of the Company’s management, including the Company’s chief executive officer and principal financial officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as amended. Based upon that evaluation, the Company’s chief executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures as of the end of the fiscal year covered by this Form 20-F are:

•	effective in timely alerting them to information relating to the Company required to be included in this Form 20-F; and

•
effective in ensuring that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms."

Audit Related Fees, Page 28

3.
You state that there were no fees billed for assurance and related services that are reasonably related to the performance of the audit or review of your financial statements for the years ended December 31, 2004 and 2003. Please expand your disclosure to clarify what types of services you are referring to when you state “assurance and related services.” Sometimes the term assurance is synonymous with an audit of financial statements performed by an independent accountant. The manner by which you are compensating your auditors should be clear.

The following disclosure, which replaces the disclosure under the heading "Audit-Related Fees", is included in the Form 20-F/A which has been filed concurrently with this letter:

"There were no fees billed for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of the Company's financial statements for the year ended December 31, 2004 and December 31, 2003 other than as described above under the heading "Audit Fees" and those fees relate solely to audit services."

Report of Independent Registered Chartered Accounting Firm, Page F-1

4.
We note that the audit report of Staley, Okada & Partners covers the year ended December 31, 2004, and includes language indicating that prior years were audited by other auditors. The guidance in Item 8.A.3 of the Form 20-F instructions require audit reports covering all three years for which financial statements are presented. In order to comply, you will need to either obtain permission from you prior auditors to include their audit report in your amended filing, or obtain a new audit for the earlier periods.

If the previous audit reports were not included due to the prior auditors not being registered with the Public Company Accounting Oversight Board, you should include a copy of the prior audit report with explanatory language in the heading to state from management’s perspective that:

•	the audit report is a copy of the original report,

•	the audit report has not been reissued by the auditing firm, and

•
if applicable, that you have been advised that the auditing firm has not registered with the PCAOB as it has ceased to provide auditing services to public companies for purposes of meeting their reporting obligations in the United States.

Please contact us by telephone prior to filing your amendment if you require further guidance or clarification.

The audit report for the year ended December 31, 2003 has been included but has not been reissued by the auditors as the auditors were not registered with the Public Company Accounting Oversight Board at the time of the issuance of their audit report. Language has been included in the Form 20-F/A under the heading "Report of Independent Registered Chartered Accounting Form" to the effect that the audit report is a copy of the original report and has not been reissued by the auditing firm and that the auditing firm was not registered with the Public Company Accounting Oversight Board at the time of issuing their audit report and ceased to provide auditing services to the Company for the purpose of meeting their reporting obligations in the United States. The audit report for the year ended December 31, 2002 has been included but has not been reissued by the auditors as the auditors were not and are not registered with the Public Company Accounting Oversight Board. Language has been included in the Form 20-F/A under the heading "Report of Independent Registered Chartered Accounting Form" to the effect that the audit report is a copy of the original report and has not been reissued by the auditing firm and that the auditing firm is not registered with the Public Company Accounting Oversight Board as it has ceased to provide auditing services to public companies for the purpose of meeting their reporting obligations in the United States.

Supplemental Disclosure of Non-Cash Financing and Investing Activities, Page F-6

5.	Please revise your disclosure to clarify the reasons stock option compensation is included within your table of Non-Cash Financing and Investing Activities.

The Company has reviewed the Supplemental Disclosure of Non-Cash Financing and Investing Activities table and noted your comment regarding the stock option compensation. The stock option compensation is identified in the cash flow statement under Operating Activities - Items not requiring cash in the year. Upon review, additional disclosure in the table is not appropriate.

The amended table, which replaces the prior table and is included in the Form 20-F/A filed concurrently with this letter, will take the following form:

	Years Ended December 31,
	2004	2003	2002
	$	$	$
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING AND INVESTING ACTIVITIES
Site reclamation recovery	96,247	-	-

SUPPLEMENTAL STATEMENTS OF CASH FLOWS DISCLOSURE
Interest on long term debt	23,047	26,272	35,110

Closing Comments

In connection with the responses to the points raised in the Comment Letter, attached hereto is an acknowledgement of the Company that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We trust the foregoing to be in order but should you have any questions or concerns, please do not hesitate to contact the undersigned.

Yours truly,

SANGRA MOLLER LLP

Per:    /s/ Stewart L. Muglich
Stewart L. Muglich
(New York State Bar No. 098563)

SLM/tp

cc.    Securities and Exchange Commission
 Attention: Mark A. Wojciechowski, Staff Accountant

Berkley Resources Inc.
Attention: Connie Lillico, Corporate Secretary